

December 28, 2011

<u>Via Email</u>
Mr. Allen J. Campbell
Chief Financial Officer
39550 Orchard Hill Place Drive
Novi, Michigan 48375

>   **Re: Cooper-Standard Holdings Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 21, 2011**
>   **File No. 000-54305**

Dear Mr. Campbell:

    We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition</u>
<u>Results of Operations, page 38</u>

1.   Your disclosures on pages 20 and 52 indicate that raw materials comprise the largest component of your costs, representing approximately 49% of your costs in 2010. In addition, you indicate that there have been extreme fluctuations in material pricing in recent years, and that higher than anticipated material costs could adversely affect your operating profitability if you could not recoup such costs through price increases to your customers. However, your discussion and analysis of cost of products sold does not address your expenses directly. In this regard, your disclosures should be expanded to include a discussion of these costs on a stand-alone basis. Such disclosures should clearly identify the major cost components included in cost of products sold. Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising cost of products sold. Materiality should be assessed in relation to your consolidated performance measures. This disclosure should be presented in a manner

which will allow investors to discern the relative contribution of each significant component to the total change in cost of products sold. In addition, the impact of individual material variances in components of cost of products sold should be separately analyzed, disclosed, quantified, and discussed without regard to the overall effect should those variances be netted to offset each other. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes. Please provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief